Issued on behalf of RELX PLC and RELX NV
8 July 2015

Changes to PDMR Share Interests as a consequence of the RELX NV Bonus Issue and changes to ADR ratios

As previously announced by RELX PLC and RELX NV (the “Companies”), effective 1 July 2015, the share equalisation ratio between the two Companies changed to 1:1 which was achieved by way of a bonus share issue by RELX NV of 0.538 new RELX NV ordinary shares for every existing RELX NV ordinary share held (the “Bonus Issue”). Additionally, effective 1 July 2015, the ratios on the RELX PLC and RELX NV ADRs were adjusted so that they each now represent one RELX PLC or one RELX NV ordinary share (from their previous 4 to 1 and 2 to 1 ratios) respectively.

In addition, in order to ensure that awards and options granted to employees under RELX Group plc multi-year incentive plans were treated in a way consistent with shareholdings, they have been adjusted to take account of the Bonus Issue and ADR ratio changes. These adjustments are reflected in the tables below for the relevant multi-year incentive plans.

Awards and options granted over RELX NV ordinary shares and ADRs have been adjusted to take account of the Bonus Issue and also, in the case of the ADRs, the change in ADR ratio. Awards granted over RELX PLC ADRs have been adjusted to take account of the change in the ADR ratio. Where appropriate, the adjustments have been approved by the UK HM Revenue & Customs. All adjustments were effective 1 July 2015. No adjustments were required to awards or options granted over RELX PLC ordinary shares. Therefore, the numbers of awards and options over RELX PLC ordinary shares have not been restated in this announcement.

Interests in RELX NV Share Capital

As a result of the Bonus Issue, the numbers of new ordinary shares and ADRs in RELX NV set out below were issued to the following Directors and PDMRs on 1 July 2015.

Director	No. of RELX NV bonus shares	No. of RELX NV bonus shares
	received as ordinary shares	received as ADRs*
Erik Engstrom	145,198	135,397

Anthony Habgood	13,450	—

Nick Luff	25,617	—

Wolfhart Hauser	1,081	—

Lisa Hook	—	2,582

Ben van der Veer	3,766	—

PDMR

Henry Udow	21,650	—

Taking into account the bonus shares issued above, the interests of the Directors in the ordinary shares and ADRs of RELX NV are as set out below.

Director	No. of RELX NV ordinary shares	No. of RELX NV ADRs*
Erik Engstrom	415,084	387,067

Anthony Habgood	38,450	—

Nick Luff	73,233	—

Wolfhart Hauser	3,091	—

Lisa Hook	—	7,382

Ben van der Veer	10,766	—

*One RELX NV ADR is equivalent to one RELX NV ordinary share.

RELX Group plc LTIP (Long Term Incentive Plan 2013)

	Year of grant	No. of RELX NV performance	Date of vesting
		ordinary shares following
		adjustments
Director
Erik Engstrom	2013	191,230	2016

	2014	158,166	2017

	2015	126,359	2018

Nick Luff	2014	72,229	2017

	2015	59,526	2018

PDMR

Ian Fraser	2013	47,844	2016

	2014	36,744	2017

	2015	29,354	2018

Henry Udow	2013	44,775	2016

	2014	40,118	2017

	2015	32,051	2018

Vesting of these awards is subject to the achievement of performance conditions.

RELX Group plc BIP (Bonus Investment Plan 2010)

	Year of grant	No. of RELX NV	No. of RELX NV	No. of RELX PLC	Date of vesting
		conditional	conditional	conditional
		matching ordinary	matching ADRs*	matching ADRs*
		shares following	following	following
		adjustments	adjustments	adjustments
Director
Erik Engstrom	2013	—	148,924	—	2016

	2014	—	125,174	—	2017

	2015	—	97,607	—	2018

Nick Luff	2014	35,174	—	—	2017

	2015	29,520	—	—	2018

PDMR

Ian Fraser	2013	29,986	—	—	2016

	2014	50,394	—	—	2017

Henry Udow	2013	—	—	30,632	2016

	2014	—	—	25,248	2017

	2015	11,004	—	10,160	2018

Vesting of these awards is subject to the achievement of performance conditions.

*One RELX NV ADR is equivalent to one RELX NV ordinary share. One RELX PLC ADR is equivalent to one RELX PLC ordinary share.

RELX Group plc ESOS (Executive Share Option Scheme 2013)

	Year of grant	No. of RELX NV	No. of RELX NV
		ordinary shares under	conditional ordinary
		option	shares following
		following adjustments	adjustment
		(and adjusted option
		price)
Director
Erik Engstrom	2012	214,923 (€5.871)	—

	2013	191,230 (€8.147)	—

	2014	158,166 (€10.286)	—

	2015	126,358 (€15.003)	—

Nick Luff	2014	72,228 (€11.378)	—

	2015	59,526 (€15.003)	—

PDMR

Ian Fraser	2013	18,966 (€8.147)	3,792

	2014	14,132 (€10.286)	2,825

	2015	11,290 (€15.003)	2,257

Henry Udow	2011	26,538 (€5.832)	—

	2012	29,092 (€5.871)	—

	2013	20,707 (€8.147)	4,141

	2014	15,430 (€10.286)	3,085

	2015	12,327 (€15.003)	2,465

Vesting of options granted to Directors is subject to the achievement of performance conditions.

Options are exercisable between the third and tenth anniversary of grant. Conditional shares vest following the third anniversary of grant.

The conditional share awards under ESOS were granted pursuant to elections by the PDMRs to receive half of their annual ESOS awards in the form of conditional shares.

Performance Share Award

	Year of grant	No. of RELX NV performance	Date of vesting
		ordinary shares following
		adjustments
Director
Nick Luff	2014	72,229	2016

- Ends -

Enquiries

Paul Abrahams (Media)
+44 20 7166 5724

Colin Tennant (Investors)
+44 20 7166 5751